Zep Inc. 1310 Seaboard Ind. Blvd. Atlanta, GA 30318 www.zepinc.com	Mark R. Bachmann Executive Vice President & Chief Financial Officer Mark.Bachmann@zep.com

March 4, 2014

Filed via EDGAR

Mr. Terence O’Brien

Branch Chief

United States Securities and Exchange Commission

Washington, DC  20549

RE:                          Form 10-K for Fiscal Year Ended August 31, 2013 filed November 5, 2013

Definitive Proxy Statement on Schedule 14A filed November 19, 2013

File No. 1-33633

Dear Mr. O’Brien:

Zep Inc., a Delaware corporation (the “Company”, “we”, “us”, or “our”), is transmitting for filing the Company’s responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated February 18, 2014.

For convenience of reference, each comment contained in your February 18, 2014 letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by our corresponding response.

Form 10-K for Fiscal Year Ended August 31, 2013

1.                                      We note that you filed an Item 5.03 Form 8-K on January 7, 2014 to report your amended by-laws to include a forum selection clause. In future filings, please disclose that although you have included a choice of forum clause in your amended by-laws, it is possible that a court could rule that such provision is inapplicable or unenforceable. Please also tell us what consideration you gave to including a risk factor discussing the effects of such a provision on your stockholders, including the possibility that the exclusive forum provision may discourage lawsuits against your officers and directors.

Response:  The Company will include in its future filings a risk factor relating to our amended by-laws reading substantially as follows:

“Our by-laws provide that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a judicial forum viewed by the stockholders as more favorable for disputes with us or our directors, officers or associates.

Our by-laws provide that the Court of Chancery of the State of Delaware is the exclusive forum for any derivative action or proceeding brought on our behalf; any action asserting a breach of fiduciary duty; any action asserting a claim against us arising pursuant to the Delaware General Corporation Law, our certificate of incorporation or our by-laws; or any action asserting a claim against us that is governed by the internal affairs doctrine. The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other associates, which may discourage such lawsuits against us and our directors, officers and other associates. Alternatively, if a court were to find the choice of forum provision contained in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business and financial condition.”

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 22

Performance-Based Annual Incentives, page 25

2.                                      We note that although both financial performance metrics, net income and EBITDA margin, used to calculate non-equity incentive compensation remained fairly equal from fiscal 2012 to 2013, non-equity incentive compensation increased by over 400% for each of your named executive officers during this period. The increase in this compensation was due primarily to the material decrease in the threshold, target, and maximum amounts for these financial performance metrics from fiscal 2012 to 2013. In future filings, please discuss the material reasons why your compensation committee decided to significantly decrease these amounts. In your supplemental response, please show us what your disclosure would have looked like in response to this comment.

Response:    The Company will expand the disclosure in its future filings relating to performance-based annual incentives to include any material reasons used by the compensation committee in its decisions related to any significant changes in performance-based compensation.  The following represents what our disclosure would have looked like in response to this comment, with the underlined portion representing the expanded disclosure referenced above:

Company Performance Factor

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The financial measures set forth below were selected by the Compensation Committee to reflect the alignment of the named executive officers’ compensation with the long-term financial objectives of the Company. The Compensation Committee will assess annually the appropriateness of the performance criteria and select each year’s performance criteria based on that assessment.  For fiscal 2013, the Compensation Committee established the threshold, target and maximum amounts for the Company Financial Performance Metrics based upon a review of the Company’s prior year results after considering non-recurring items, as well as the complexity, attainability and risk embedded in the Company’s fiscal 2013 Plan.  The fiscal 2013 Plan included such elements as the Company’s acquisition strategy, the extent of the Company’s acquisition integration activities, the potential impact of the Company’s implementation of a new ERP system over a significant portion of its business, and the overall economic environment in which the Company operates.   Based upon this assessment, in addition to the overall philosophy of the Company’s compensation programs as stated in Compensation Philosophy above, the fiscal 2013 threshold, target and maximum amounts were lower than those in fiscal 2012.  When determining the financial results assigned to the Company Performance Factor, the approved plan design allows the Compensation Committee to consider adjustments to actual financial results to which the Compensation Committee applied negative discretion.

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If the staff has any questions or comments, we encourage the undersigned be contacted at (404) 603-7815.

Sincerely,

/s/ Mark R. Bachmann
Mark R. Bachmann
Executive Vice President and Chief Financial Officer

cc:                                Mr. John K. Morgan, Chairman, President and Chief Executive Officer

Mr. Philip A. Theodore, Vice President, General Counsel and Corporate Secretary

Mr. Christopher Green, Hunton & Williams LLP